FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

ROGERS TELECOM HOLDINGS INC. (FORMERLY CALL-NET ENTERPRISES INC.)
(Translation of registrant's name into English)

2235 Sheppard Avenue East, Suite 1800
North York, Ontario M2J 5G1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS TELECOM HOLDINGS INC. (FORMERLY CALL-NET ENTERPRISES INC.)

By:	/s/ Graeme McPhail
Graeme McPhail
Vice President, Associate General Counsel

Date:	September 28, 2005

Exhibit Index

Exhibit
Number	Description

99.1	Press Release issued by Rogers Communications Inc. on September 28, 2005 - Rogers Telecom Announces Expiration of Tender Offer for 10.625% Senior Secured Notes due 2008